SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

Gateway Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

367600

(CUSIP Number)

Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, Texas 77002

Attention: Frederick M. Pevow

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 23, 2013

(Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 367600	13D	Page 2 of 16 Pages

1.			NAMES OF REPORTING PERSONS GreyCap Energy LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 46-1866394
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,250,000 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	6,250,000 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 367600	13D	Page 3 of 16 Pages

1.			NAMES OF REPORTING PERSONS Frederick M. Pevow, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,906,982 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	2,906,982 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 4 of 16 Pages

1.			NAMES OF REPORTING PERSONS Crosscap Management, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 76-0633141
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,000,000 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	2,000,000 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 367600	13D	Page 5 of 16 Pages

1.			NAMES OF REPORTING PERSONS Brady E. Crosswell I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,326,500 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	6,326,500 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 6 of 16 Pages

1.			NAMES OF REPORTING PERSONS Henry Crosswell, IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,000,000 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	2,000,000 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 7 of 16 Pages

1.			NAMES OF REPORTING PERSONS John A. Raasch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,521,409 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	1,521,409 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 8 of 16 Pages

1.			NAMES OF REPORTING PERSONS Christopher Robert Sis I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	893,823 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	893,823 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 9 of 16 Pages

1.			NAMES OF REPORTING PERSONS John O. Niemann, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	825,642 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	825,642 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 10 of 16 Pages

1.			NAMES OF REPORTING PERSONS Chauncey J. Gundelfinger, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	400,526 shares of Common Stock
	8.	SHARED VOTING POWER	14,874,882 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	400,526 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	14,874,882 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,874,882 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 367600	13D	Page 11 of 16 Pages

Item 1.                        Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Gateway Energy Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1415 Louisiana Street, Suite 4100, Houston, TX 77002.

Item 2.                        Identity and Background.

This Schedule 13D is being filed jointly by and on behalf the following group members: GreyCap Energy, LLC, a Texas limited liability company (“GreyCap”), Frederick M. Pevow,Jr. an individual resident of the State of Texas, Crosscap Management, Inc., a Texas corporation (“Crosscap”), Brady E. Crosswell, an individual resident of the State of Texas (“B. Crosswell”), Henry Crosswell, IV, an individual resident of the State of Texas (“H. Crosswell”), John A. Raasch, an individual resident of the State of Nevada (“Raasch”), Christopher Robert Sis, an individual resident of the State of Minnesota (“Sis”), John O. Niemann, Jr. an individual resident of the State of Texas (“Niemann”), and Chauncey J. Gundelfinger, Jr., an individual resident of the State of Kansas (“Gundelfinger”).  GreyCap, Pevow, Crosscap, B. Croswell, H. Crosswell, Raasch, Sis, Niemann and Gundelfinger are collectively referred to herein as the “Group Members” and individually as a “Reporting Person” or “Group Member.”

Greycap is a limited liability company organized under the laws of the State of Texas.  Its principal business is investments.  B. Crosswell is the Managing Director of Greycap.

Pevow is the president and chief executive officer, and the chairman of the board of directors (the “Board”), of the Issuer.

Crosscap is a corporation organized under the laws of the State of Texas.  Its principal business is investments.   H. Crosswell is the President of Crosscap.

Raasch and Niemann are members of the Board.  Raasch was Senior Vice President of Wachovia Securities until his retirement on December 31, 2003 after 33 years of service. Mr. Raasch served as Interim President and Chief Executive Officer of the Issuer from October 2004 through May 2005. Niemann is the president and chief operating officer of Arthur Andersen LLP, and has been since 2003. He previously served on the administrative board of Arthur Andersen LLP and on the board of partners of Andersen Worldwide.

Sis is the owner of Sis Auto & Furniture Upholstery in Waite Park, Minnesota.

Gundelfinger is an insurance broker and owns his own brokerage company. Gundelfinger was a member of the Board from 2005-2008.

The address of the principal office of the Group Members is c/o Gateway Energy Corporation, 1415 Louisiana Street, Suite 4100, Houston, TX 77002.

During the last five years, no Group Member have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

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Item 3.                        Source and Amount of Funds or Other Consideration.

The shares of the Group Members were acquired as follows:

            Group Member

1.      Greycap acquired 6,250,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on February 7, 2013 for approximately $250,000 in cash from its working capital.

2.      Pevow was granted 131,759 and 83,333 shares of restricted stock at prices of $0.195 and $0.30, on July 22, 2011 and July 26, 2010, respectively. Pevow also acquired 400,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $100,000 from personal funds. He acquired 2,292,070 shares of Common Stock in a combination of privately negotiated and open market transactions from August 19, 2009 to March 17, 2010 at prices ranging from $0.31-0.40 per share for a net amount of approximately $861,412, all from personal funds.

3.      Crosscap acquired 2,000,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $500,000 from its working capital.

4.      Raasch was granted 41,667 and 33,333 shares of restricted stock at prices of $0.24 and $0.30, on May 31, 2011 and July 26, 2010, respectively. Raasch acquired 45,000 shares in open market transactions from June 14, 2010 to September 1, 2011 for approximately $14,014 at prices ranging from $.21-.40. Raasch also acquired 100,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $25,000 from personal funds. Prior to June 14, 2010, Raasch acquired 1,301,409 shares of Common Stock through a combination of stock grants, open market transactions and private placements.

5.      Niemann was granted 166,667, 104,167 and 83,333 shares of restricted stock at prices of $.09, $0.24 and $0.30, on July 17, 2012, May 31, 2011 and July 26, 2010, respectively. Niemann acquired 200,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $50,000 from personal funds. He also acquired 271,475 in open market transactions from to August 30, 2010 to August 24, 2012 at prices ranging from $.08-.25 per share for approximately $43,200, all from personal funds.

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CUSIP No. 367600	13D	Page 13 of 16 Pages

6.      Sis acquired 200,000 shares of Common Stock at a price of $0.25 per share pursuant to the terms of a private placement by the Issuer, dated as of November 23, 2010, by and between Sis and the Issuer, for approximately $50,000.00, in cash from personal funds. Sis acquired 693,623 shares of Common Stock in open market transactions over a period prior to October 18, 2012.

7.      Gundelfinger acquired 465,026 shares of Common Stock in a series of transactions from 1997-2006, all of which was derived from personal funds, and disposed of 95,000 shares in a series of open market transactions from May 2007 to January 19, 2011.Gundelfinger re-acquired 30,500 shares of Common Stock in two privately negotiated transactions in June 2012 and July 2013, respectively, for an aggregate of $1,870, derived from personal funds.

Item 4.                       Purpose of the Transaction.

The Group Members hold the shares of Common Stock as reported herein for investment purposes.

On July 11, 2013, Pevow submitted a proposal to the Board, pursuant to which he, along with other potential investors, would acquire the Issuer in a “going private” transaction (the “Proposed Transaction”) for $.0015 per share in cash.  After making the proposal, Pevow contacted the Group Members and, on July 23, 2013, the group was formed for purposes of consummating the Proposed Transaction.

The Group Members intend to have further discussions and other communications with the Issuer, including a special committee of independent members of the Board formed for the purpose of evaluating the Proposed Transaction, regarding the Proposed Transaction and may also have discussions and other communications with other persons or entities regarding the Proposed Transaction or any other transaction(s) involving the Issuer. In the course of such discussions and communications the Group Members may suggest actions that could result in, among other things: (a) the acquisition by the Group Members of additional shares of Common Stock or other securities of the Issuer, or the disposition of shares of Common Stock or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

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CUSIP No. 367600	13D	Page 14 of 16 Pages

The Group Members also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board and management of the Issuer, changes to the composition of the Board, price levels of the shares of Common Stock, other investment opportunities available to the Group Members, conditions in the securities markets and general economic and industry conditions, the Group Members may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as they deem appropriate under the circumstances.

Except to the extent that the Proposed Transaction or anything else described in this Item 4 may be deemed to be a plan or proposal, none of the Group Members currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Group Members may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock beneficially owned by the Group Member(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Group Members will take any of the actions set forth above.

Item 5 hereof is hereby incorporated into this Item 4 by reference.

Item 5.                       Interest in Securities of the Issuer.

(a)       The Group Members may be deemed to beneficially own 14,874,882 shares of Common Stock as of July 23, 2013, which represents 48.59% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 30,613,637 shares of Common Stock outstanding as of July 24, 2013).  Each Reporting Person, together with each other Reporting Person, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock of the Issuer.

(b)               The number of shares as to which each Reporting Person has:

                                i.            Sole power to vote or to direct the vote – See Item 7 on the cover pages hereto.

                              ii.            Shared power to vote or to direct the vote – See Item 8 on the cover pages hereto.

                            iii.            Sole power to dispose or to direct the disposition of – See Item 9 on the cover pages hereto.

                            iv.            Shared power to dispose or to direct the disposition of – See Item 10 on the cover pages hereto.

                              v.            Consists of 6,250,000 shares of Common Stock directly owned by Greycap Energy LLC, a Texas limited liability company. Brady E. Crosswell serves as the Managing Director of Greycap and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the account. Greycap’s beneficial ownership is based on its Schedule 13G/A filed with the Commission on March 7, 2013. Mr. Crosswell also owns 76,500 shares of Common Stock in retirement accounts and on behalf of his children.

                            vi.            Consists of 2,000,000 shares of Common Stock directly owned by Crosscap Partners, L.P., a Texas limited partnership, and Crosscap Partners Enhanced, L.P., a Texas limited partnership.  Crosscap Management, Inc. serves as investment manager to these partnerships and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of these partnerships.  Henry Crosswell serves as President of Crosscap Management, Inc.  Crosscap Management, Inc.’s beneficial ownership is based on its Schedule 13G/A filed with the Commission on December 17, 2010.

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CUSIP No. 367600	13D	Page 15 of 16 Pages

                          vii.            Raasch’s total includes 761,485 shares of Common Stock owned by WWJD, Inc., a Nevada corporation of which the reporting person is the president and Director and sole shareholder.

                        viii.            Sis’ total includes 255,000 shares of Common Stock held by Holy Innocents School, for which Mr. Sis is the trustee.

(c)                None

(d)               Not applicable

(e)                Not applicable

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                        Material to be Filed as Exhibits.

None.

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CUSIP No. 367600	13D	Page 16 of 16 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 26, 2013

Greycap Energy, LLC

By:             /s/ Brady Crosswell

  Name:       Brady E. Crosswell

   Title:        Managing Director

crosscap management, inc.

By:             /s/ Henry Mark Crosswell

    Name:       Henry Mark Crosswell

    Title:        President

 /s/ Frederick M. Pevow, Jr.

Frederick M. Pevow, Jr.

 /s/ John A. Raasch

John A. Raasch

/s/ John O. Niemann, Jr.

John O. Niemann, Jr.

/s/ Christopher Robert Sis

Christopher Robert Sis

/s/ Chauncey J. Gundelfinger, Jr.

Chauncey J. Gundelfinger, Jr.